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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gilat Satellite Networks Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share

(Title of Class of Securities)

M51474-10-0

(CUSIP Number)

CAROL SHAKED from ISRAEL DISCOUNT BANK LTD.
Yehuda Halevi Str. Tel-Aviv Israel TL.972-3-5146569

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..M51474-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL DISCOUNT BANK LTD. 13-1953609
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) : WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization : ISRAEL
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power : 2,344,107
	8.	Shared Voting Power
	9.	Sole Dispositive Power : 2,344,107
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,344,107 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) : 10.55%
14.	Type of Reporting Person (See Instructions) BK

15.	Item 1. . Security and Issuer

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated March 14, 2003 filed by the undersigned, relating to the ordinary shares, par value NIS 0.20 per share ("Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

This Amendment No. 2 is being filed by the undersigned to report the issuance on November 17, 2003 of 1,189,342 Ordinary Shares to the undersigned by Gilat in connection with our participation in the Exchange Offer (as set forth in the Offering Circular and Disclosure Statement of the Company dated October, 14, 2003).

Item 2. Identity and Background

(a)	This statement is filed by Israel Discount Bank Limited ("IDBL"). As of November 21, 2003 the State of Israel owns 57.09% of the equity and voting rights of IDBL and the Provident Funds and Mutual Funds of Bank Hapoalim B.M and Bank Le'umi le-Israel B.M hold 5.92% and 5.13%, respectively, of the equity and voting rights of IDBL. Most of remaining shares are held by the public and traded on the Tel-Aviv Stock Exchange

(b)	The address of the principal office of IDBL is 27 Yehuda Halevi Street. Tel-Aviv65136 Israel

(c)	IDBL is a commercial bank.

The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of the reporting person is set forth on Schedule A hereof and incorporated herein by reference.

(d)	Neither IDBL nor, to the best of IDBL's knowledge, no executive officer or director serving today has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	To the best of IDBL's knowledge, neither IDBL nor any of its executive officers or directors has, during the last five years, been party to a civil proceeding of a judical or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	IDBL is organized in Israel.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 5(c) below, IDBL received all of the Ordinary Shares as part of an exchange of debt to equity.

Item 4. Purpose of Transaction

Exchange of debt to equity.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the Amendment No.2, IDBL holds 2,344,107 ordinary shares, representing approximately 10.55% of the Ordinary Shares outstanding.

(b)	IDBL has the power to vote and dispose of all ordinary shares held .

(c)	This Amendment No. 2 is being filed by the undersigned to report the issuance on November 17, 2003 of 1,189,342 Ordinary Shares to the undersigned by Gilat in connection with our participation in the Exchange Offer (as set forth in the Offering Circular and Disclosure Statement of the Company dated October, 14, 2003).

(d)	To the best of IDBL's knowledge no person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ordinary shares.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required byss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3)the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
Signature David Peleg Vice President
Name/Title: Carol Shaked Business Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 1 of 2 pages

Schedule A

Name	Citizen- ship	Business Address	Occupation
Arie Mientkavich	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Chairman of the Board of IDBL
Prof. Zvi Adar	Israel	Tel-Aviv University Recanati Building Tel-Aviv, Israel	Member, Faculty of Management, Tel Aviv University
Gad Arbel	Israel	Hashalom Street 96 Mevasseret Zion, Israel	Economic Financial Adviser
Nissim Baruch	Israel	Dubnov Street 13 Jerusalem, Israel	Economic Consultant
Ittamar Givton	Israel	Dereh Menahem Begin 74 Jerusalem, Israel	Managing Director, Automotive Equipment Group
Elie Goldschmidt	Israel	Rothschild Boulevard 73 Tel-Aviv, Israel	Manager and Communications
Willi Itzhaki	Israel	Dizengoff 158 Tel-Aviv, Israel	Attorney
Yaacov Lifshitz	Israel	HaMeri Street 3 Giv'atayim, Israel	Economist
Yehuda Milo	Israel	Yanush Korcak Street 17 Raanana, Israel	Economic Consultant
Dr. Arie Ovadia	Israel	Harav Amiel 10 Tel-Aviv, Israel	Economic Consultant and University Lecturer
Tsippi Samet	Israel	Hatavor Street 13/6 Mevasseret Zion, Israel	General Manager
David Schlachet	Israel	Einstein 40 Tel-Aviv, Israel	Managing Partner, BIOCOM Venture Fund
Tida Shamir	Israel	Jabotinsky Street 3A Ramat Gan, Israel	Attorney
Joseph Singer	Israel	HaYezira Street 3 Ramat Gan, Israel	Managing Director, Singer & Even Ltd.
Noga Yatziv	Israel	Arania 23 Tel-Aviv, Israel	Secretary, Israel Corporation Ltd.

Name	Citizen- ship	Business Address	Occupation
Giora Offer	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	President & Chief Executive Officer of IDBL
Dr. Amnon Goldschmidt	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Senior Executive Vice President of IDBL
Ronit Abramson Rokach	Israel	Yehuda Halevi 17 Tel-Aviv, Israel	Executive Vice President of IDBL
Nissim Alagem	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL
Linda Ben Shoshan	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL
Joseph Beressi	Israel	Herzl 160 Tel-Aviv, Israel	Executive Vice President & Chief Accountant of IDBL
Israel David	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL
Noam Hanegbi	Israel	Herzl 160 Tel-Aviv, Israel	Executive Vice President of IDBL
Eli Hoter	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL
Dr. Ehud Kaufman	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL
Reuven Spiegel	Israel	Yehuda Halevi 27 Tel-Aviv, Israel	Executive Vice President of IDBL